October 28, 2024

Dean A. Manson
Chief Legal Officer and Secretary
DISH Network Corporation
EchoStar Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

       Re: DISH Network Corporation
           EchoStar Corporation
           Schedule TO-I Filed October 11, 2024
           File No. 005-46313
Dear Dean A. Manson:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed October 11, 2024
General

1. Since the exchange offers commenced upon filing of the registration statement, the
       statement on the cover page that the Prospectus is    subject to
completion    and
          preliminary    is inapplicable. Please revise accordingly. Refer to
Telephone
       Interpretation I.E.2 in the July 2001 supplement to our    Manual of
Publicly Available
       Telephone Interpretations    that is available on the Commission   s
website at
       http://www.sec.gov.
2.     We note the disclosure throughout the Prospectus (e.g., on page 2) that
because    the
       Consenting Creditors represent over a majority of each of the DISH Network 2025
       Notes and the DISH Network 2026 Notes, EchoStar expects to receive the Requisite
       Consents in the consent solicitations.    You also disclose that the
Consenting Creditors
       represent over 90% of the aggregate principal amount outstanding of the Existing
 October 28, 2024
Page 2

       Notes. Please revise to state, if true, that EchoStar expects to satisfy the Minimum
       Tender Condition because of the Transaction Support Agreement, or otherwise advise.
3. We note the references to a letter of transmittal throughout the Prospectus, whereas
       the disclosure on page 63 of the Prospectus indicates that    [t]here is
no letter of
       transmittal for the exchange offers or consent solicitations.    Please
revise your offer
       materials to address this inconsistency. If any letter of transmittal is being used in connection with the exchange offers, please attach it as an exhibit to the Schedule TO.
       See Item 12 of Schedule TO and Item 1016(a)(1) of Regulation M-A.
Item 5. Past Contacts, Transactions, Negotiations and Agreements, page 5

4.     We note the description of the Transaction Support Agreement and
Commitment
       Agreement incorporated by reference from the section entitled    Summary
    Recent
       Developments    in the Prospectus. Please expand your description to
name all persons
       that are parties to these agreements and describe all material provisions. See Item
       1005(e) of Regulation M-A. For example, since the exchange offers are conditioned
       upon    the Transaction Support Agreement [being] in full force and
effect    (page 60 of
       the Prospectus), please include a description of the termination provisions of the
       Transaction Support Agreement.
5. See comment 4 above. Please confirm that the Consenting Creditors are all accredited investors in compliance with Question 139.29 of the Securities Act
Sections
       Compliance and Disclosure Interpretations, dated August 11, 2010, that is available
       on the Commission   s website at http://www.sec.gov.
Item 10. Financial Statements, page 6

6. Where a filing person elects to incorporate by reference the information required by
       Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See
       Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July
       2001 supplement to our    Manual of Publicly Available Telephone
Interpretations.
       Please revise your disclosure to include the information required by
Item 1010(c) of
       Regulation M-A and disseminate the amended disclosure as required by Exchange
       Act Rule 13e-4(e)(3).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at
202-551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions